Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of TG Venture Acquisition Corp. (the “Company) on Amendment No. 3 to Form S-1 (File No. 333-258773) of our report dated June 30, 2021, except for Note 2, Note 7 and Note 8 as to which the date is August 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of TG Venture Acquisition Corp. as of April 12, 2021 and for the period from February 8, 2021 (inception) through April 12, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

November 2, 2021